Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2012 Annual General Meeting of Shareholders to be held on Thursday, July 26, 2012 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1.	To reelect three directors, to hold office until our next annual general meeting of shareholders;

2.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

3.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011; and

4.	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 19, 2012 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Shaul Elovitch
Chairman of the Board of Directors

June 19, 2012

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2012 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, July 26, 2012, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of 2012 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before June 21, 2012.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of three directors, to hold office until our next annual general meeting of shareholders; (ii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2012, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on June 19, 2012, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of June 19, 2012, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholders, Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 79.94% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

Internet Gold owned 23,891,997 or approximately 79.94% of our outstanding ordinary shares as of June 19, 2012.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, or TASE. Internet Gold is controlled by Eurocom Communications, which held 78.97% of its ordinary shares as of June 19, 2012.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares owned by Internet Gold and beneficially owned by Eurocom Communications.

The following table sets forth certain information as of June 19, 2012 (unless otherwise indicated below) regarding the beneficial ownership by all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and all directors and executive officers as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Internet Gold	23,891,997	79.94%
Clal Insurance Enterprises Holdings Ltd. (3)	1,631,159	5.46%
All directors and executive officers as a group (8 persons) (4)	23,915,284	80.02%
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(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding as of June 19, 2012 (not including 19,230 ordinary shares held as treasury stock).

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011.  Clal Insurance Pension Fund, or Clal, is controlled by IDB Development Corporation Ltd., or IDB Development, which is a wholly-owned subsidiary of IDB Holding Corporation, or IDB Holding.  By reason of the controlling interest of IDB Development and IDB Holding (through IDB Development) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, all such entities and persons, collectively referred to together with Clal as the Reporting Persons, may each be deemed a beneficial owner of the 1,631,159 ordinary shares deemed beneficially owned by Clal; however the Schedule 13G/A should not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the ordinary shares covered by the Schedule 13G/A.  None of the 99,901 Ordinary Shares reported in the Schedule 13G/A as beneficially owned by Clal Finance Ltd., a wholly-owned subsidiary of Clal, are held for its own account and the Schedule 13G/A should not be construed as an admission by Clal Finance Ltd. that it is the beneficial owner of any of the ordinary shares covered by the Schedule 13G/A.

(4)
Including 23,891,997 shares held by Internet Gold, which company is controlled by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to be the beneficial holder of such shares.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of our company held of record by his wife Mrs. Iris Elovitch.  Mr. Or Elovitch, a member of our board of directors, beneficially owns 7,555 ordinary shares and Mr. Doron Turgeman, our Chief Executive Officer, beneficially owns 12,555 ordinary shares.  Other than Mr. Shaul Elovitch, Mr. Or Elovitch and Mr. Doron Turgeman, none of our directors or executive officers beneficially owns our ordinary shares.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members.  Our directors, other than our outside directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to reelect Mr. Shaul Elovitch, Mr. Or Elovitch and Ms. Anat Winner, our current directors who are not outside directors, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2011 Annual General Meeting of Shareholders, except for Mr. Or Elovitch who was elected by our Board of Directors on March 15, 2012, to serve as a director until the next annual meeting of shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Ms. Winner has declared in writing that she qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch and Ms. Anat Winner have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Internet Gold holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.

Our Audit Committee and Board of Directors have determined to pay our non-employee directors and outside directors compensation equal to the minimum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director), 5760-2000.  As a result, if elected as a director, Ms. Winner will be entitled to such compensation during the duration of her service as a director, which is currently an annual fee of NIS 58,500 (currently equivalent to approximately $15,394) and a per meeting attendance fee of NIS 2,060 (currently equivalent to approximately $530).  Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Our Audit Committee and Board of Directors determined to extend the directors’ and officers’ liability insurance policy for all directors and officers of the company under the framework that was approved by our shareholders at the 2011 Annual General Meeting.  Under this framework, we purchased a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate, with an annual premium of $66,667.  The extension of the framework is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors of Eurocom Holdings (1979) Ltd. and Eurocom Communications, the parent company of Internet Gold, since 1985.  Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director of various companies within the Bezeq Group.  Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies of the Eurocom group.

Or Elovitch has served as a director since March 2012.  Mr. Elovitch served as the chief executive officer of Eurocom Communications Ltd., our controlling shareholder, through its controlling interest in our parent company, Internet Gold - Golden Lines Ltd. since August 2011.  Prior thereto and since 2006, Mr. Elovitch served as Eurocom’s Executive Vice President of Business Affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space Communication Ltd. and Enlight Renewable Energy Ltd., publicly traded companies (Tel Aviv Stock Exchange) within the Eurocom group. Mr. Elovitch also serves as a director in various companies within the Eurocom group, such as Bezeq The Israel Telecommunication Corp., the Company's subsidiary, as well as other subsidiaries of Bezeq. Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York. Mr. Elovitch is the son of Mr. Shaul Elovitch, the Company’s chairman of the board.

Anat Winner has served as a director of our company since October 2007 and is a member of our audit committee.  She has served as a director of Internet Gold since August 2001 and is a member of its audit committee.  Ms. Winner also serves as a member of the board of directors of Satcom Systems Ltd since November 2011.  Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS AND AUDIT COMMITTEE

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Election of Directors

Our articles of association provide for a board of directors consisting of no less than two and no more than ten directors or such other number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of six directors.

In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office, other than an outside director, by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board of directors until the next general meeting at which directors are appointed, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

 The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shaul Elovitch, Mr.  Moshe Rosenthal, Mr. Or Elovitch and Ms. Anat Winner have the requisite “accounting and financial expertise.”

As a controlled company within the meaning of the NASDAQ Stock Market Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders. See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The outside directors must meet certain statutory requirements of independence.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either:

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The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or

•
The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions are met:

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One or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Saperia serves as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until November 2013.  Mr. Rosenthal serves as an outside director for an initial three-year term until November 2013. Ms. Saperia has “professional qualification,” and Mr. Rosenthal has “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If  the “controlled company” exemption would cease to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal, Ms. Debbie Saperia and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.  Mr. Rosenthal and Ms. Debbie Saperia are also outside directors within the meaning of the Israeli Companies Law.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The majority of directors in the audit committee must be independent directors. The term "independent directors" includes outside directors and directors who meet the qualification requirements of outside directors, as confirmed by the audit committee, who have served as a director of the company for a period not exceeding nine years. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director that provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.  According to a recent amendment to the Companies Law, the role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.bcommunications.co.il.

II.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2012, pursuant to the recommendation of our Audit Committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2011, we paid Somekh Chaikin approximately NIS 600,000 (approximately $157,000).  For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2011 of NIS 3.821 = $1.00, as published by the Bank of Israel.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of B Communications Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2012, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and consolidated financial statements for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on April 30, 2012, is available on our website at www.bcommunications.co.il or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

IV.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Shaul Elovitch
Chairman of the Board of Directors

Date: June 19, 2012